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                                 SEWARD & KISSEL LLP
                                 1200 G Street, N.W.
                               Washington, D.C. 20005

                              Telephone: (202) 737-8833
                              Facsimile: (202) 737-5184

                             Writer's Direct Dial Number
                                   (202) 737-8833


                                                         September 18, 2000

          Securities and Exchange Commission
          450 Fifth Street, N.W.
          Washington, D.C. 20549

                   RE:       Alliance Municipal Trust
                             (File Nos. 2-79807 and 811-3586)
                             Accession #: 0000919574-00-000760
                             CIK #: 0000707857

          Dear Ladies and Gentlemen:

              The purpose of this letter is to request that the Form N-14 for the Alliance Municipal Trust filed on September 11, 2000 (Accession #: 0000919574-00-000760) be withdrawn from the SEC's database.

              We inadvertently filed an amendment to the registration statement of Alliance Municipal Trust under Form N-14, instead of Form N1-A. Subsequent to the incorrect filing, we refiled the registration statement under Form N1-A (Accession #: 0000919574-00-000764). We respectfully request that the SEC withdraw the Form N-14 filing for Alliance Municipal Trust (Accession #:
          0000919574-00-000760) pursuant to Rule 477(a) under the
          Securities Act of 1933.

              We appreciate your prompt attention to this matter and would be happy to provide any additional information you might require.


                                            Sincerely,


                                            /s/ Paul M. Miller
                                            ___________________________
                                                Paul M. Miller





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